UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)

MYT Netherlands Parent B.V.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

55406W103 **

(CUSIP Number)

January 20, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This CUSIP number was assigned to the American Depositary Shares (“ADSs”) of MYT Netherlands Parent B.V. (the “Issuer”), which are quoted on the New York Stock Exchange under the symbol “MYTE.” Each ADS represents one ordinary share, nominal value €0.000015 per share (“Ordinary Shares”), of the Issuer.

CUSIP No. 55406W103	Schedule 13G

1	Names of Reporting Persons Ares Corporate Opportunities Fund III, L.P.

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 66,430,393

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 66,430,393

9	Aggregate Amount Beneficially Owned by Each Reporting Person 66,430,393

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 76.9%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 86,383,523 Ordinary Shares outstanding immediately after the initial public offering of the MYT Netherlands Parent B.V. ADSs (the “ADS IPO”) pursuant to the Final Prospectus for the ADS IPO filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on January 22, 2021 (the “Final ADS Prospectus”).

CUSIP No. 55406W103	Schedule 13G

1	Names of Reporting Persons ACOF Operating Manager III, LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 66,430,393

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 66,430,393

9	Aggregate Amount Beneficially Owned by Each Reporting Person 66,430,393

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 76.9%*

12	Type of Reporting Person OO

* The calculation of the percentage of outstanding shares is based on 86,383,523 Ordinary Shares outstanding immediately after the ADS IPO pursuant to the Final ADS Prospectus.

CUSIP No. 55406W103	Schedule 13G

1	Names of Reporting Persons Ares Corporate Opportunities Fund IV, L.P.

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 66,430,393

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 66,430,393

9	Aggregate Amount Beneficially Owned by Each Reporting Person 66,430,393

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 76.9%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 86,383,523 Ordinary Shares outstanding immediately after the ADS IPO pursuant to the Final ADS Prospectus.

CUSIP No. 55406W103	Schedule 13G

1	Names of Reporting Persons ACOF Operating Manager IV, LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 66,430,393

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 66,430,393

9	Aggregate Amount Beneficially Owned by Each Reporting Person 66,430,393

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 76.9%*

12	Type of Reporting Person OO

* The calculation of the percentage of outstanding shares is based on 86,383,523 Ordinary Shares outstanding immediately after the ADS IPO pursuant to the Final ADS Prospectus.

CUSIP No. 55406W103	Schedule 13G

1	Names of Reporting Persons Ares Management LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 66,430,393

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 66,430,393

9	Aggregate Amount Beneficially Owned by Each Reporting Person 66,430,393

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 76.9%*

12	Type of Reporting Person OO

* The calculation of the percentage of outstanding shares is based on 86,383,523 Ordinary Shares outstanding immediately after the ADS IPO pursuant to the Final ADS Prospectus.

CUSIP No. 55406W103	Schedule 13G

1	Names of Reporting Persons Ares Management Holdings L.P.

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 66,430,393

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 66,430,393

9	Aggregate Amount Beneficially Owned by Each Reporting Person 66,430,393

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 76.9%*

12	Type of Reporting Person CO

* The calculation of the percentage of outstanding shares is based on 86,383,523 Ordinary Shares outstanding immediately after the ADS IPO pursuant to the Final ADS Prospectus.

CUSIP No. 55406W103	Schedule 13G

1	Names of Reporting Persons Ares Holdco LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 66,430,393

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 66,430,393

9	Aggregate Amount Beneficially Owned by Each Reporting Person 66,430,393

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 76.9%*

12	Type of Reporting Person CO

* The calculation of the percentage of outstanding shares is based on 86,383,523 Ordinary Shares outstanding immediately after the ADS IPO pursuant to the Final ADS Prospectus.

CUSIP No. 55406W103	Schedule 13G

1	Names of Reporting Persons Ares Management Corporation

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 66,430,393

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 66,430,393

9	Aggregate Amount Beneficially Owned by Each Reporting Person 66,430,393

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 76.9%*

12	Type of Reporting Person CO

* The calculation of the percentage of outstanding shares is based on 86,383,523 Ordinary Shares outstanding immediately after the ADS IPO pursuant to the Final ADS Prospectus.

CUSIP No. 55406W103	Schedule 13G

1	Names of Reporting Persons Ares Management GP LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 66,430,393

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 66,430,393

9	Aggregate Amount Beneficially Owned by Each Reporting Person 66,430,393

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 76.9%*

12	Type of Reporting Person OO

* The calculation of the percentage of outstanding shares is based on 86,383,523 Ordinary Shares outstanding immediately after the ADS IPO pursuant to the Final ADS Prospectus.

CUSIP No. 55406W103	Schedule 13G

1	Names of Reporting Persons Ares Voting LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 66,430,393

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 66,430,393

9	Aggregate Amount Beneficially Owned by Each Reporting Person 66,430,393

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 76.9%*

12	Type of Reporting Person OO

* The calculation of the percentage of outstanding shares is based on 86,383,523 Ordinary Shares outstanding immediately after the ADS IPO pursuant to the Final ADS Prospectus.

CUSIP No. 55406W103	Schedule 13G

1	Names of Reporting Persons Ares Partners Holdco LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 66,430,393

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 66,430,393

9	Aggregate Amount Beneficially Owned by Each Reporting Person 66,430,393

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 76.9%*

12	Type of Reporting Person OO

* The calculation of the percentage of outstanding shares is based on 86,383,523 Ordinary Shares outstanding immediately after the ADS IPO pursuant to the Final ADS Prospectus.

Item 1.

	(a)	Name of Issuer: MYT Netherlands Parent B.V.
	(b)	Address of Issuer’s Principal Executive Offices: Einsteinring 9, 85609 Aschheim/Munich, Germany

Item 2.

(a)	Name of Person Filing:
Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of: Ares Corporate Opportunities Fund III, L.P. (“ACOF III”); ACOF Operating Manager III, LLC (“ACOF Operating Manager III”); Ares Corporate Opportunities Fund IV, L.P. (“ACOF IV”); ACOF Operating Manager IV, LLC (“ACOF Operating Manager IV”); Ares Management LLC; Ares Management Holdings L.P. (“Ares Management Holdings”); Ares Holdco LLC (“Ares Holdco”); Ares Management Corporation (“Ares Management”); Ares Management GP LLC (“Ares Management GP”); Ares Voting LLC (“Ares Voting”); and Ares Partners Holdco LLC (“Ares Partners”).
	(b)	Address or Principal Business Office: The business address of each Reporting Person is 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.
	(c)	Citizenship of each Reporting Person is: Each of the Reporting Persons is organized under the laws of the State of Delaware.
	(d)	Title of Class of Securities: The Issuer’s Ordinary Shares
	(e)	CUSIP Number: 55406W103 This CUSIP number was assigned to the ADSs of the Issuer. Each ADS represents one Ordinary Share.

Item 3.
Not applicable.

Item 4.	Ownership

Ownership (a-b)

On January 25, 2021, the Issuer completed the ADS IPO and issued ADSs that each represented one Ordinary Share. Prior to the ADS IPO, MYT Holding LLC (“MYT Holding”) owned 100% of the outstanding Ordinary Shares of the Issuer. Immediately following completion of the ADS IPO, MYT Holding owned 76.9% of the outstanding Ordinary Shares of the Issuer. As of the date of this Schedule 13G, MYT Ultimate Parent LLC (“MYT Ultimate Parent”) owns 50.1% of the voting interests and 50% of the common units of MYT Holding through Class A Common Units (the “Class A Common Units”) and approximately 24% of the preferred units of MYT Holding through Series B Preferred Units. As a result of (i) ACOF III and ACOF IV’s ownership of (and governance rights in) MYT Ultimate Parent along with CPP Investment Board (USRE) Inc. (“CPPIB”) (as further described below) and (ii) MYT Ultimate Parent’s ownership of the Class A Common Units of (and governance rights in) MYT Holding, ACOF III and ACOF IV could be deemed to indirectly beneficially own all 66,430,393 of the outstanding Ordinary Shares held by MYT Holding, notwithstanding that ACOF III and ACOF IV do not have a corresponding economic interest in all of such outstanding Ordinary Shares.

ACOF III, ACOF IV, CPPIB and other security holders are each party to the Amended and Restated Limited Liability Company Agreement of MYT Ultimate Parent, dated as of October 1, 2020 (the “LLC Agreement”), pursuant to which ACOF III, ACOF IV and CPPIB are the managing members of MYT Ultimate Parent and, acting together, have exclusive and complete authority and discretion to manage the operations and affairs of MYT Ultimate Parent, including the exercise of MYT Ultimate Parent’s rights with respect to MYT Holding. Under the LLC Agreement, the consent of each of ACOF III, ACOF IV and CPPIB is required in order for MYT Ultimate Parent to take certain actions. As a result, the Reporting Persons may be deemed to be members of a “group”, within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and CPPIB. The Reporting Persons expressly disclaim any membership in a group with CPPIB. Through their indirect beneficial ownership of MYT Holding, ACOF III, ACOF IV and CPPIB could be deemed to indirectly beneficially own all Ordinary Shares of the Issuer held by MYT Holding.

The manager of ACOF III is ACOF Operating Manager III and the sole member of ACOF Operating Manager III is Ares Management LLC. The manager of ACOF IV is ACOF Operating Manager IV and the sole member of ACOF Operating Manager IV is Ares Management LLC. The sole member of Ares Management LLC is Ares Management Holdings and the general partner of Ares Management Holdings is Ares Holdco. The sole member of Ares Holdco is Ares Management. Ares Management GP is the sole holder of the Class B common stock, $0.01 par value per share, of Ares Management (the “Ares Class B Common Stock”) and Ares Voting is the sole holder of the Class C common stock, $0.01 par value per share, of Ares Management (the “Ares Class C Common Stock”). Pursuant to Ares Management’s Certificate of Incorporation in effect as of the date of this Schedule 13G, the holders of the Ares Class B Common Stock and the Ares Class C Common Stock, collectively, will generally have the majority of the votes on any matter submitted to the stockholders of Ares Management if certain conditions are met. The sole member of both Ares Management GP and Ares Voting is Ares Partners. Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, Ryan Berry, R. Kipp deVeer, David B. Kaplan, Antony P. Ressler and Bennett Rosenthal (collectively, the “Board Members”). Mr. Ressler generally has veto authority over decisions by the Board Members.

Each of the Reporting Persons, the Board Members and the other directors, officers, partners, stockholders, members and managers of the Reporting Persons expressly disclaims beneficial ownership of the Ordinary Shares reported in this Schedule 13G for purposes of Section 13(d) of the Act and the rules under Section 13(d) of the Act.

(c) The information contained on the cover pages to this Schedule 13G is incorporated in this statement by reference.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

See Exhibit 7.1.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 17, 2021

Ares Corporate Opportunities Fund III, L.P. By: ACOF Operating Manager III, LLC, its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili Its: Authorized Signatory

ACOF Operating Manager III, LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili Its: Authorized Signatory

Ares Corporate Opportunities Fund IV, L.P. By: ACOF Operating Manager IV, LLC, its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili Its: Authorized Signatory

ACOF Operating Manager IV, LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili Its: Authorized Signatory

Ares Management LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili Its: Authorized Signatory

Ares Management Holdings L.P. By: Ares Holdco LLC, its general partner

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili Its: Authorized Signatory

Ares Holdco LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili Its: Authorized Signatory

Ares Management Corporation

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili Its: Authorized Signatory

Ares Voting LLC By: Ares Partners Holdco LLC, its sole member

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili Its: Authorized Signatory

Ares Management GP LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili Its: Authorized Signatory

Ares Partners Holdco LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili Its: Authorized Signatory

LIST OF EXHIBITS

Exhibit No.	Description

7.1	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
99.1	Joint Filing Agreement, dated as of August 17, 2021, by and among the Reporting Persons.